June 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., 20549

Attn:      Jessica Livingston

David Lin

Diane Fritz

Ethan Horowitz

RE:	Atlas Crest Investment Corp. Registration Statement on Form S-4 Filed on March 8, 2021 File No. 333-254007

Ladies and Gentlemen:

On behalf of Atlas Crest Investment Corp. (“Atlas Crest”), we are providing this letter in response to the comment below from the Staff received by letter dated April 2, 2021 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (File No. 333-254007) originally filed on March 8, 2021 (the “Registration Statement”).

For the convenience of the staff (the “Staff”), we have recited the prior comment from the Comment Letter from the Staff in italicized type and have followed the comment with Atlas Crest’s response.

“5. Please provide us with additional detail explaining the basis for the grant date fair value of the common stock underlying stock options issued during 2020 and, if applicable, 2021. As part of your response, include detail regarding options issued by date of grant and explain any factors that resulted in changes in valuation. In addition, explain the reasons for differences between the valuations of your common stock at the grant date for options you issued and the valuation determined as part of your proposed business combination transaction.”

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award. The Registration Statement describes the use of the Black-Scholes option-pricing model by Archer Aviation Inc. (“Archer”) for these purposes and describes and quantifies the significant assumptions used.

Archer’s Board of Directors (the “Archer Board”) intended all options granted to be exercisable at a price per share no less than the per share fair value of the common stock of Archer (the “Common Stock”) underlying those options on the date of grant. The estimated fair value of the Common Stock underlying stock options was determined at each grant date by the Archer Board and was supported by periodic independent third-party valuations. The valuations of the Common Stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on pages 194 and 195 of the Registration Statement. As discussed below, the methodologies used by Archer with the assistance of the third-party valuation firm to determine the fair value of the Common Stock through September 17, 2020 included the market approach (subject company transaction method) and an Option Pricing Method1 (“OPM”) to allocate the value of Archer. With the January 12, 2021 valuation, the value of Archer was derived utilizing a hybrid approach, which consisted of a combination of an OPM and probability weighted expected return method (“PWERM”) to derive the concluded value. The PWERM consisted of an exit scenario, such as a SPAC, based on a non-binding letter of intent from Atlas Crest. In addition, a stay private scenario value estimated using the income approach (discounted cash flow method) and market approach (guideline public company method) from which derived value was allocated using an OPM.

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June 4, 2021

The following table summarizes the valuation dates, methods and resulting valuations used for the accounting for share-based payment in 2019, 2020 and 2021:

Valuation Date	Valuation Method	Estimated Value per Share of Common Stock
December 3, 2019	OPM	$0.04
September 17, 2020	OPM	$0.15
January 12, 2021	Hybrid approach: OPM and PWERM	$13.78

The assumptions used in each valuation model to determine the fair value of the Common Stock as of the grant date of each option are based on numerous objective and subjective considerations, combined with management judgment, including but not limited to the following:

●	Archer’s stage of development and business strategy, including the status of research and development efforts of and the material risks related to Archer’s business and industry;

●	Archer’s results of operations and financial position, including its levels of available capital resources;

●	the valuation of publicly traded companies in the UAM industry, as well as recently completed mergers and acquisitions of peer companies;

●	the lack of marketability of its common stock as a private company;

●	the prices of Archer’s convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of its convertible preferred stock relative to those of its common stock;

●	the likelihood of achieving a liquidity event for the holders of common stock, such as an initial public offering or a sale of Archer, given prevailing market conditions;

1 The option pricing method can be based on either a binomial or Black-Scholes option pricing model, as was selected. The option pricing method assumes a liquidity event involving some type of transaction, whether it would be a sale, transfer, merger, IPO, or dissolution, of Archer . Under any option pricing theory, various inputs are needed in order to derive value, including the value of the underlying asset, the exercise price, the underlying asset 's estimated volatility, the term, and an appropriate discount rate.

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June 4, 2021

●	trends and developments in Archer’s industry; and

●	external market conditions affecting the UAM industry.

In July 2020, Archer entered into a preferred stock purchase agreement (the “Series A Preferred Stock Purchase Agreement”) with existing and new investors in multiple tranches between July 2020 and October 2020 to raise a total of $55.7 million, $50.4 million of which was cash and $5.3 million of which was the cancellation of convertible promissory notes, at $1.2046 per share (such transaction, the “Series A Financing”). The Series A Financing was considered to be an arms-length transaction due to the material participation by new investors.

Determination of Estimated Value

OPM Back-solve Approach

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. As one application of the market approach, a valuation specialist may utilize observable valuations for transactions in the entity’s securities and use the back-solve method to solve for the implied equity value using the OPM. The basis for application of this method is transactions in equity securities of the enterprise with unrelated investors as an observable measure of fair value. The use of this valuation approach was based on the observed prices in the Series Seed preferred stock financing (the “Series Seed Financing”) and the Series A Financing. Both of these financings included material participation by new investors and are considered to be “arms-length” transactions. The third-party valuation firm and Archer utilized a hybrid of the OPM back-solve approach on the valuation dates of December 3, 2019 and September 17, 2020. Under this hybrid OPM, the implied equity value was determined using two exit scenarios for Archer: an early and late stage exit event. Each exit scenario is assigned a probability based on the third-party appraiser’s review of relevant studies and discussions with the entity’s management team. Under each scenario, the Black-Scholes OPM was used to allocate value to the various share classes such that the probability weighted share value of the Series Seed preferred stock or Series A preferred stock, as applicable, equaled the respective original issue price of $0.33 per share and $1.20 per share, the latter of which was rounded in the report from $1.2046 per share. The OPM treats securities, including debt and common and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the common and preferred stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled, and considering the relevant rights of the preferred stock (e.g. participation) as well as the potential dilution from other outstanding securities such as options and warrants. The OPM considers five key inputs: the total consideration of the most recent transaction, the rights and preferences of the shareholders, time-to-liquidity, the risk-free interest rate, and volatility. The hybrid OPM was used to both determine the estimated value of the enterprise as a whole and to allocate the value to the outstanding securities.

Probability Weighted Expected Return Method

The PWERM values each class of equity based on an analysis of the range of potential future enterprise values of Archer and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include an IPO, a business combination, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

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June 4, 2021

The PWERM is typically utilized when potential exit events, such as an IPO or a business combination, can be well defined. As such, the PWERM can give more weight to the likely exit scenarios, as opposed to the normative distribution of outcomes in the OPM. For the valuation performed as of January 12, 2021, Archer equity value was allocated using a hybrid method incorporating both the OPM and the PWERM. The hybrid method applied the PWERM utilizing the probability of completing the Business Combination and the OPM was utilized in the remaining private scenario. Archer began using the hybrid model because it better assessed the near-term potential business combination scenario, while also factoring in the inherent uncertainty in outcomes if Archer was to remain private.

Illiquidity Discount

In determining the estimated fair value of the Common Stock on the date of grant, the Archer Board also considered that the Common Stock is not freely tradeable in the public markets. The estimated fair value of the Common Stock at each grant date therefore reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event.

Summary of Equity Awards

Since January 2020, the Archer Board has granted the following equity awards, with the share numbers and per share exercise prices and fair values:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share	Reassessed Fair Market Value Per Share(1)
February 5, 2020	3,244,245	$0.04	$0.04	--
April 13, 2020	469,960	$0.04	$0.04	--
November 3, 2020	9,028,222	$0.15	$0.15	--
January 7, 2021	1,269,289	$0.15	$0.15	$13.78

(1) The Reassessed Fair Market Value Per Share represents a retrospective revaluation solely for financial reporting purposes as further discussed below.

In the absence of a public trading market, the Archer Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Common Stock as of the date of each option grant, including the factors discussed on pages 194 and 195 of the Registration Statement.

February and April 2020 Grants

In November 2019, Archer entered into a preferred stock purchase agreement (the “Series Seed Preferred Stock Purchase Agreement”) with existing and new investors to raise up to $6.0 million in two separate tranches. In November 2019, Archer issued and sold an aggregate of 3,042,000 shares of its Series Seed preferred stock pursuant to the Series Seed Preferred Stock Purchase Agreement at a purchase price of $0.3300 per share for an aggregate purchase price of $1.0 million (the “Series Seed First Tranche Investment”). In December 2019, Archer issued and sold an aggregate of 15,151,515 shares of its Series Seed preferred stock pursuant to the Series Seed Preferred Stock Purchase Agreement at a purchase price of $0.3300 per share for an aggregate purchase price of $5.0 million (the “Series Seed Second Tranche Investment”). The Series Seed Financing was considered to be an arms-length transaction due to the fact that the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms.

U.S. Securities and Exchange Commission

June 4, 2021

Following the Series Seed Second Tranche Investment, Archer, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of December 3, 2019 on a minority, non-marketable basis using the hybrid OPM back-solve method, solving for a total stockholders’ equity value under two scenarios: an early exit and late exit event, with a 75% and 25% probability rate, respectively. Given the recency of the Series Seed Second Tranche Investment to the valuation date, the valuation firm determined that the marketable value per share of the Series Seed preferred stock was equal to its original issue price of $0.33 per share. The total equity value implied by the Series Seed Financing was then applied in the context of an option pricing model to determine the value of each class of Archer’s shares.

The early exit scenario analysis assumed:

(i)	a term of approximately one year as the timing to a potential liquidity event based on the risk associated with expanding Archer’s business;

(ii)	a risk-free rate of 1.57%, based on the rate of U.S. Treasury securities, with the same term as the applicable time to liquidity, as of the valuation date;

(iii)	an equity volatility rate of 15% based on an analysis of volatility rate of certain comparable public companies and factors specific to Archer; and

(iv)	a 75% probability rate with a liquidation value equal to Archer’s invested capital.

The late exit scenario assumed:

(i)	a term of approximately five years as the timing to a potential liquidity event based on discussions with Archer’s management regarding potential timing of milestone achievements;

(ii)	a risk-free rate of 1.54%, based on the rate of U.S. Treasury securities, with the same term as the applicable time to liquidity, as of the valuation date;

(iii)	an equity volatility rate of 70% based on an analysis of volatility rate of certain comparable public companies and factors specific to Archer; and

(iv)	a 25% probability rate with a liquidation value equal to Archer’s invested capital.

Based on the above, the analysis resulted in equity values for the early and late exit scenarios of approximately $6.0 million and $21.1 million, respectively, on a minority marketable basis. Collectively, when backsolved together these result in a probability-weighted total implied equity value of approximately $9.8 million. The valuation then considered the senior rights, preferences and privileges of the holders of Archer’s preferred stock over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock in the event of a liquidation. A DLOM of 49%, was then applied to the Common Stock resulting in a fair value of $0.04 per share (the “December 2019 Valuation”).

U.S. Securities and Exchange Commission

June 4, 2021

In February 2020, the Archer Board granted options to purchase 3,244,245 shares of Common Stock with an exercise price of $0.04 per share. In determining the fair value of the Common Stock for the February 2020 grants, the Board considered the December 2019 Valuation, relevant business conditions and the absence of any changes that would materially impact Archer’s equity value since the time of the December 2019 Valuation.

In April 2020, the Archer Board granted options to purchase 469,960 shares of Common Stock with an exercise price of $0.04 per share. In determining the fair value of the Common Stock for the April 2020 grants, the Board considered the December 2019 Valuation, relevant business conditions and the absence of any changes that would materially impact Archer’s equity value since the time of the December 2019 Valuation.

November 2020 and January 2021 Grants

On September 17, 2020, Archer issued and sold an aggregate of 1,660,302 shares of its Series A preferred stock pursuant to the Series A Stock Purchase Agreement at a purchase price of $1.2046 per share for an aggregate purchase price of $2.0 million (the “Series A Tenth Tranche Investment”).

Following the Series A Tenth Tranche Investment, Archer, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of September 17, 2020, on a minority, non-marketable basis using the hybrid OPM. Given the recency of the Series Seed Second Tranche Investment to the valuation date, the valuation firm determined that the marketable value per share of the Series A preferred stock was equal to $1.20. The total equity value implied by the Series A Financing was then applied in the context of an option pricing model to determine the value of each class of Archer’s shares.

The early exit scenario analysis assumed:

(i)	a term of approximately one year as the timing to a potential liquidity event based on the risk associated with expanding Archer’s business;

(ii)	a risk-free rate of 0.12%, based on the rate of U.S. Treasury securities, with the same term as the applicable time to liquidity, as of the valuation date;

(iii)	an equity volatility rate of 15% based on an analysis of volatility rate of certain comparable public companies and factors specific to Archer; and

(iv)	a 75% probability rate with a liquidation value equal to Archer’s invested capital.

The late exit scenario assumed:

(i)	a term of approximately five years as the timing to a potential liquidity event based on discussions with Archer’s management regarding potential timing of milestone achievements;

(ii)	a risk-free rate of 0.28%, based on the rate of U.S. Treasury securities, with the same term as the applicable time to liquidity, as of the valuation date;

(iii)	an equity volatility rate of 60% based on an analysis of volatility rate of certain comparable public companies and factors specific to Archer; and

(iv)	a 25% probability rate with a liquidation value equal to Archer’s invested capital.

U.S. Securities and Exchange Commission

June 4, 2021

Based on the above, the analysis resulted in equity values for the early and late exit scenarios of approximately $57.2 million and $133.5 million, respectively, on a minority marketable basis. Collectively, when backsolved together these result in a probability-weighted total implied equity value of approximately $76.3 million. The valuation then considered the senior rights, preferences and privileges of the holders of Archer’s preferred stock over the holders of the Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock in the event of a liquidation. A DLOM of 50%, was then applied to the Common Stock resulting in a fair value of $0.15 per share (the “September 2020 Valuation”).

In November 2020, the Archer Board granted options to purchase 9,028,222 shares of Common Stock with an exercise price of $0.15 per share. In determining the fair value of the Common Stock for the November 2020 grants, the Board considered the September 2020 Valuation, relevant business conditions and the absence of any changes that would materially impact Archer’s equity value since the time of the September 2020 Valuation.

On January 7, 2021, the Archer Board granted options to purchase 1,269,289 shares of Common Stock with an exercise price of $0.15 per share. However, with the benefit of hindsight as to how discussions with Atlas Crest regarding a proposed business combination and with a significant new business partner resolved, Archer has determined that it is appropriate to reassess the fair value of the January 7, 2021 option grants for accounting and financial reporting purposes as $13.78 per share, consistent with the valuation performed as of January 12, 2021 (as discussed below). As the aforementioned activities did not commence until December 2020, Archer determined that it is appropriate to have relied on the September 2020 Valuation to determine the fair market value of the Common Stock for the awards granted on November 3, 2020.

January 2021 Valuation

On March 2, 2021, Archer, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of January 12, 2021 on a minority, non-marketable basis using a hybrid of the OPM and PWERM which considered two different future-event scenarios:

Scenario	Probability	Fair Value	DLOM	Adjusted	Weighted
Business Combination in May 2021	75%	$17.39	15%	$14.78	$11.09
Remain Private	25%	$15.38	30%	$10.77	$2.69
					$13.78

Scenario #1: Business Combination in May 2021: Archer estimated a 75% probability associated with a business combination in the May 2021 timeframe. The equity value of Archer in a liquidity event at this date was estimated to be approximately $2.5 billion based on: (i) initial discussions with Atlas Crest, which began on December 31, 2020, regarding a potential business combination; (ii) the non-binding term sheet from Atlas Crest, dated January 17, 2021, for the business combination, pursuant to which Archer’s equity was valued at approximately $2.7 billion, 1.2x based on 2026 estimated revenue and 4.2x based on 2026 estimated EBITDA; (iii) discussions with Archer management; and (iv) consideration of recent transactions of companies in a similar stage of development with special purpose acquisition companies.

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June 4, 2021

Scenario #2: Remain Private: Archer estimated a 25% probability of remaining private for approximately three years. The application of the OPM was determined to be an appropriate methodology under this scenario. As discussed above, a stay private scenario value was estimated using the income approach (discounted cash flow method) and market approach (guideline public company method) from which derived value was allocated using the OPM.

Both scenarios factored in the collaboration agreements that Archer entered into with United Airlines on January 29, 2021 and Stellantis on November 6, 2020, as well as the equity value of $2.7 billion per the business combination agreement. Due to these factors, Archer’s management adapted its projections of its results of operations, capital expenditures, and working capital, which resulted in the increase in the overall business enterprise value.

The probabilities assigned to each scenario above were based on Archer’s assessment of its aircraft development pipeline and market conditions. A higher weighting was assigned to the “business combination” scenario given Archer’s entry into a non-binding letter of intent with Atlas Crest; however, due the need to raise commitments for significant funds in the private market prior to the execution of the business combination agreement a weighting of 75% was assigned. For each scenario, Archer then applied a DLOM as noted in the table above, in each case determined based on a put option analysis, which considered the timing of each scenario. The January 12, 2021 valuation resulted in an estimated fair value of the Common Stock of $13.78 per share.

Business Combination Agreement

The implied fair value of the shares of Common Stock as determined by the exchange ratio described in the business combination agreement is $17.30 per share, based on various assumptions described in the Registration Statement. There are several factors that Archer believes contribute to the differences in fair value of Archer options granted prior to December 31, 2020, relative to the implied fair value of Common Stock of $17.30 per share with respect to the proposed business combination. These factors include:

●	At the time of such grants, there remained significant global economic uncertainty particularly in relation to the ongoing COVID-19 pandemic. By the time discussions with Atlas Crest had commenced in December 2020, the approval of a vaccine was on the horizon, and by the time the business combination agreement was executed in February 2021, lockdowns had been unwound in many countries and focus had begun to shift towards facilitating economic recovery.

●	On December 31, 2020, Archer and Atlas commenced discussions regarding a potential business combination.

●	On January 17, 2021, Archer and Atlas entered into a non-binding term sheet.

●	On January 29, 2021, Archer and United Airlines entered into an aircraft purchase agreement related to the purchase of an Archer aircraft and a collaboration agreement related to the development of such aircraft. Archer experienced significant growth during the first quarter of 2021, particularly in areas relevant to Archer’s business and outlook, such as work force, facility footprint and prototype design and integration.

●	On February 10, 2021, Archer and Atlas executed a binding business combination agreement.

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June 4, 2021

●	The equity markets continue to experience significant demand due to the historically low interest rate environment as a result of actions taken by the Federal Reserve. In this interest rate environment, investors are looking for yield which they believe can be found in quality investments in the equity markets.

*      *      *

If you have any questions or further comments regarding the information discussed in this letter, please contact the undersigned by telephone at (212) 446-4660 or by email at cnagler@kirkland.com.

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler

VIA E-MAIL

cc:	Diane Fritz
Ethan Horowitz
Jessica Livingston
David Lin
Securities and Exchange Commission

Michael Spellacy
Atlas Crest Investment Corp.

Michael Kim
Michael Taufner
Kirkland & Ellis LLP

Dave Peinsipp
John T. McKenna
Tara Capsuto
Cooley LLP